CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICALLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT #2 TO THE AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of June 30, 2021 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Amended and Restated Credit Agreement dated as of June 18, 2020 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, as amended by an Amending Agreement No. 1 dated March 25, 2021 (as such agreement may be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Amended and Restated Credit Agreement”), the Lenders agreed to provide to the Borrower the Credit Facility; WHEREAS the Borrower has requested an temporary increase of the Credit Facility until September 30, 2021 and the Lenders have agreed to such request; WHEREAS the Lenders and the Borrower wish to amend the Amended and Restated Credit Agreement in the manner provided for herein; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows: ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Amended and Restated Credit Agreement.

- 2 - 1.2 Amending Agreement. The Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 AMENDMENTS TO AMENDED AND RESTATED CREDIT AGREEMENT 2.1 Section 1.1.52 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.52 “Credit Facility” – means the committed revolving credit facility in the maximum amount of sixty million CDollars (C$60,000,000) or the Equivalent Amount in USDollars, except for the period between June 30, 2021 and September 30, 2021 where it should be increased to seventy million CDollars (C$70,000,000) or the Equivalent Amount in US Dollars, which the Lenders will make available to the Borrower pursuant to, and in accordance with the terms of, ARTICLE 3 and the other provisions of this Agreement.” 2.2 Section 5.1.1 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “5.1.1 Subject to the terms and conditions of this Agreement and provided that no Default or Event of Default has occurred and is continuing, by notice in writing to the Agent no more than one hundred and twenty (120) days and no less than ninety (90) days prior to each anniversary of the initial closing date of the Original Credit Agreement, namely January 22, 2019 (the “Initial Closing Date”) occurring at any time after the second anniversary of the Initial Closing Date, the Borrower may request that the then current Maturity Date of the Credit Facility be extended by one (1) additional year (a “Request”). The Agent shall forthwith on receipt of a Request give a copy of such Request to each Lender.”

- 3 - ARTICLE 3 UPFRONT FEE 3.1 The Borrower acknowledges that the Lenders have earned an upfront fee in connection with this Agreement in the amount of [Redacted] payable pro rata between the Lenders and that such fee is fully earned upon signature of this Agreement, shall not be refundable for any reason whatsoever and shall be paid to the Agent upon signature of this Agreement. ARTICLE 4 EFFECTIVENESS AND CONDITIONS PRECEDENT This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel: 4.1 The Agent and the Lenders shall have received a signed copy of this Agreement; 4.2 All amounts due and payable by the Borrower, including the fees described in Article 3 and the reasonable legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement. ARTICLE 5 GENERAL PROVISIONS 5.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility, the Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. 5.2 Execution in Counterparts: This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. 5.3 Language: The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written.

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Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title:

Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL, LLC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FULLSCOPE SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title:

ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer Name: Title: ALITHYA ZERO2TEN, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA TRAVERCENT LLC By: (s) Authorized Signing Officer Name: Title: ALITHYA IT SERVICES INC. By: (s) Authorized Signing Officer Name: Title:

Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name Title:

Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name Title:

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name Title: